VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303


								April 15, 2009

BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

	Re: VSE Corporation's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 and Definitive Proxy Statement on Schedule 14A filed March 24, 2009, File No. 000-03676

Dear Mr. Cash:

Below please find the responses to the comments of the Commission staff set forth in your letter dated April 3, 2009 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Definitive Proxy Statement on Schedule 14A (File No. 000-03676) filed by VSE Corporation (also referred to as "we," "us," or "our") with the Commission on March 24, 2009. For the Staff's convenience, the comments have been duplicated in this letter along with the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

Item 1.  Business, page 4
-------------------------

1. We note your risk factor disclosure regarding environmental and pollution risks. If material, please disclose in future filings the effect that compliance with environmental regulations may have on your capital expenditures, earnings and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

    Response: If material, we will disclose in future filings the effect that compliance with environmental regulations may have on the Company's capital expenditures, earnings and competitive position pursuant to Item 101(c)(1)
    (xii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results
        -----------------------------------------------------------------------
        of Operations, page 19
        ----------------------

Management Outlook, page 24
---------------------------

2. You have disclosed that you anticipate losing the R2 program contract with the U.S. Army. In this regard, please supplementally tell us what you anticipate the annual potential impact to be on revenue and gross profit as a result of the loss of this contract.

    Response: In January of 2003, we were awarded a multiyear, multiple award, indefinite delivery, indefinite quantity ("omnibus") contract to support the U.S. Army Communications-Electronics Command (CECOM) for the management and execution of the Rapid Response ("R2") program. As of December 31, 2008, we have reported revenues of $587 million generated under the R2 contract. Substantially all of the work associated with the contract has been performed by a VSE subcontractor.

                                      1
    As disclosed in our Current Report on Form 8-K filed with the Commission on January 22, 2009, we were informed by CECOM on January 16, 2009 that our proposal to receive a new contract under the replacement program known as "Rapid Response - Third Generation (R2-3G") would be excluded from further consideration. We subsequently made a formal protest of the decision, which was dismissed as premature by the U.S. Army in February 2009. As of the date of this letter, the final contract award has not yet been made.

    We believe that it is exceedingly difficult to quantify the impact on revenues and gross profits arising from the loss of the R2-3G contract. However, as communicated in our Current Report on Form 8-K filed with the Commission on January 26, 2009, we believe consideration of the following factors is useful in assessing the timing and extent of the potential impact on our future financial results:

        * First, we expect to continue our work on existing task orders in support of the R2 program until the contract expires in January of 2011; thus, we do not expect a substantial impact on our financial results to occur in the near term. For example, in January of 2009, we were awarded a $389 million follow-on task order on this contract for work that will be performed through January 2011.

        * Second, we currently hold several other omnibus contracts, such as U.S. Army FIRST, U.S. Army PEO CS & CSS Omnibus III, U.S. Air Force CFT, U.S. Navy SeaPort and the recently awarded GSA Logistics Worldwide (LOGWORLD), all of which can be used to accommodate supplemental work performed by our employees and subcontractors. Furthermore, we will continue to seek new revenue opportunities that may take the form of additional omnibus contracts in the future.

        * Third, as we acknowledged in the Risk Factors section of our Annual Reports on Form 10-K for the fiscal years 2007 and 2008, all of the contracts we hold will expire or end at some date, presenting the potential for degradation of revenues and/or profits. However, we commit significant resources toward developing and maintaining an ongoing pipeline of new business opportunities and we enjoy a 50-year history of successfully bidding and winning new work.

    In summary, we cannot at this time reasonably predict the impact on our consolidated revenues and gross profits from the loss of the R2-3G contract opportunity, particularly since we are actively working to transition existing R2 contract revenue to our other omnibus contract vehicles as discussed above. However, in the interest of enhancing the transparency of our future disclosures with respect to this issue, we will update future Commission filings accordingly as additional information becomes available.

Results of Operations, page 28
------------------------------

3. In future filings, please quantify the reasons for the significant changes in your consolidated and segment results from period-to-period. For example,you should quantify the reasons you have provided for the fluctua-tions in your revenue and gross profit and ensure that you explain the majority of the increase or decrease in your discussion.

    Response: In future filings, we will quantify the reasons for any significant changes in our consolidated and segment results from period-to-period, and will ensure that the majority of the increase or decrease in revenue and gross profit is addressed in such explanation.

Liquidity and Capital Resources, page 33
----------------------------------------

Cash Flows, page 33
-------------------

4. In future filings, please expand your discussion of the cash flows from operating activities to address the underlying reasons for the significant year-to-year changes in your working capital items.

                                      2
    Response:  In future filings, we will expand our discussion of cash flows
    from operating activities to   address the underlying reasons for any
    significant year-to-year changes in our working capital items.

Liquidity, page 33
------------------

5. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant financial covenants within your loan agreements, if applicable. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.

    Response: In future filings, we will provide a more specific and comprehensive discussion of the terms of the significant financial covenants within our loan agreements, and will present for our most restrictive financial covenants actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.


Item 8 - Financial Statements and Supplementary Data
----------------------------------------------------

Note 1 - Nature of Business and Significant Accounting Policies, page 42
------------------------------------------------------------------------

Earnings Per Share, page 43
---------------------------

6. In future filings, please disclose the number of shares that could potentially dilute earnings per share that were not included in the computation because to do so would have been anti-dilutive for the periods presented. See paragraph 40(c) of SFAS 128 for guidance.

    Response: In future filings, we will disclose the number of shares that could potentially dilute earnings per share that were not included in the computation because to do so would have been anti-dilutive for the periods presented.

Definitive Proxy Statement on Schedule 14A
------------------------------------------

Compensation Discussion and Analysis, page 12
---------------------------------------------

7. Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your CD&A to discuss in greater detail your executive chairman's and chief executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

    Response: In future filings, we will revise our CD&A to discuss the compensation of our executive chairman and chief executive officer in greater detail to the extent the policies or decisions related to such compensation are materially different from that of our other executives.

Performance-Based Incentive Compensation, page 16
-------------------------------------------------

8. In future filings, please clarify how you calculated the bonus pools for operations and corporate staff. In your discussion quantify the applicable percentage, and the target and actual amount of revenue; pretax income; and return on equity. Describe in greater detail how these measures were calculated and, if applicable, adjusted. Also explain how the compensation committee analyzed those amounts to determine whether the 12% threshold was met for each pool.

                                      3
    Response: In future filings, we will clarify how the bonus pools for operations and corporate staff are calculated, including quantifying the applicable percentages, targets and amounts for revenue, pretax income, and return on equity to the extent such measurements pertain to the applicable bonus calculations. In addition, we will provide more guidance on the compensation committee's analysis of the bonus pools.

9. In future filings, please clarify how each executive officer's bonus was determined, including the corporate performance measure and percentage of base salary used to calculate each bonus.

    Response: In future filings, we will clarify how each executive officer's bonus was determined, and will include in the explanation the applicable performance measure and percentage of base salary used to calculate each bonus.

In connection with this response to your comments, we hereby acknowledge that:

        * we are responsible for the adequacy and accuracy of the disclosure in our filings;

        * staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

        * we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please contact me at
(703) 329-4263.

							Sincerely,

                                                        /s/ Thomas R. Loftus

							Thomas R. Loftus
							Executive Vice President and
							Chief Financial Officer








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